

May 4, 2015

Via E-mail
Mr. Thomas Linko
Chief Financial Officer
Kate Spade & Company
2 Park Avenue
New York, NY 10016

> **Re: Kate Spade & Company**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed March 3, 2015**
> **Form 8-K**
> **Filed March 3, 2015**
> **File No. 001-10689**

Dear Mr. Linko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2015
Index to Consolidated Financial Statements and Schedule, page F-1
Note 18. Segment Reporting, page F-46

1.   We note from your disclosure on page 6 that you design and market accessories and apparel under three global, multichannel lifestyle brands. We further note your disclosure on page 8, "Our kate spade new york brand offers fashion products for women and children, as well as home products, under the kate spade new york trademark. The kate spade new york brand product line includes handbags, small leather goods, fashion accessories, jewelry, fragrances and apparel along with existing licensing agreements for footwear, swimwear, watches, optics, tabletop products, legwear, electronics cases, bedding and stationery." Please tell us how you have concluded that you are not required to report revenues for each product or group of similar products in accordance with FASB ASC 280-10-50-40.

Form 8-K filed March 3, 2015
Exhibit 99.1

2.   We note your disclosure in footnote (f) to your Reconciliation of Non-GAAP Financial Information that states the provision (benefit) for income taxes reflects a normalized tax rate based on estimated adjusted pretax income (loss). We further note that the estimated non-GAAP provision (benefit) for income taxes significantly differs from the reported GAAP benefit for income taxes for each period presented in your Form 8-K; and it also appears to us that the normalized tax rate has fluctuated for each of the comparable periods presented. Please further explain to us how you arrive at the normalized tax rate and confirm to us that you will expand your disclosure to provide this information in future filings. Refer to Question 102.11 of the C&DI Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining